UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory note:

This document relates to the proposed offer of cash compensation by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the planned domination and profit and loss transfer agreement between Dritte BV GmbH and Schering Aktiengesellschaft. After the proposed offer of cash compensation is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Convenience Translation –
German Version legally binding

Domination
and
Profit and Loss Transfer Agreement

between

Dritte BV GmbH, Leverkusen
- "BV" -

and

Schering Aktiengesellschaft, Berlin
- "Schering" -

§ 1
Control

(1)
Schering submits the control of its company to BV. Accordingly, BV is authorized to issue instructions to the management board of Schering with regard to the management of the company. BV is not entitled to issue instructions to the management board of Schering to amend this contract, to maintain or to terminate it.

(2)	The management board of Schering is required pursuant to paragraph 1 to follow the instructions of BV.

(3)	Instructions must be issued in writing.

Convenience Translation –
German Version legally binding

§ 2
Transfer of Profits

(1)
Schering is obligated to transfer its entire profits to BV. Subject to the creation or dissolution of reserves in accordance with paragraph 2, the annual net income which would accrue without the profit transfer, reduced by a possible loss carried forward from the preceding year and the amount to be allocated to the statutory reserve, must be transferred.

(2)
With the consent of BV, Schering may allocate parts of the annual net income to other profit reserves (§ 272 paragraph 3 German Commercial Code [Handelsgesetzbuch, "HGB"]), insofar as this is admissible under commercial law and economically justified by a sound commercial judgment. Other profit reserves pursuant to § 272 paragraph 3 HGB created during the term of this Agreement shall be dissolved upon the demand of BV and used to compensate an annual net loss or transferred as profit. Other reserves and profit carried forward from the time before the term of this Agreement may not be transferred as profit or used to compensate an annual net loss.

(3)
The obligation to transfer profits first applies to the entire profit of the fiscal year in which this Agreement takes effect pursuant to § 6 paragraph 2, but at the earliest for the entire profit of the fiscal year beginning on 1 January 2007.

§ 3
Assumption of Loss

(1)
BV is obligated to compensate Schering pursuant to the provisions in § 302 German Stock Corporation Act (Aktiengesetz, "AktG") for each annual net loss that would otherwise arise during the term of this Agreement, unless such loss is compensated for by withdrawing, in accordance with § 2 paragraph 2 sentence 2, amounts from the other profit reserves that have been allocated to them during the term of this Agreement.

(2)	The obligation to compensate Schering for its annual net loss first applies to the net loss of the fiscal year in which this Agreement takes effect pursuant to § 6 paragraph 2.

Convenience Translation –
German Version legally binding

§ 4
Guaranteed Dividend

(1)	For the term of this Agreement, BV guarantees the outside shareholders of Schering an adequate guaranteed dividend in the form of a recurring cash payment (guaranteed dividend).

(2)
The guaranteed dividend shall add up to a gross amount of EUR 4.60 per non-par share for each full fiscal year minus German corporate income tax and solidarity surcharge in accordance with the rate applicable to each of these taxes for the fiscal year concerned. This deduction is to be calculated only on the basis of the pro rata guaranteed dividend of EUR 3.70 per non-par share, included in the gross amount, arising from profits subject to German corporate income tax. According to the situation at the time of conclusion of the Agreement, the portion of the guaranteed dividend in the amount of EUR 3.70 per share consisting of profit burdened by German corporate income tax is subject to 25 % corporate income tax plus 5.5 % solidarity surcharge which constitutes a deduction of EUR 0.98. Together with the other portion of the guaranteed dividend in the amount of EUR 0.90 per share representing profits which are not subject to German corporate income tax, this results in a guaranteed dividend payment in the total amount of EUR 3.62 per non-par share for a complete fiscal year based on the circumstances existing at the time the Agreement was concluded.

(3)
The guaranteed dividend shall be granted beginning with the fiscal year in which this Agreement takes effect in accordance with § 6 paragraph 2. To the extent this Agreement takes effect in the fiscal year 2006, the guaranteed dividend per share is reduced by the amount of the dividend paid per non-par share by Schering for the fiscal year 2006.

(4)
If this Agreement terminates during a Schering fiscal year or if, during the term for which the obligation to transfer profits in accordance with § 2 paragraph 3 applies, Schering forms a short fiscal year, the guaranteed dividend shall be reduced pro rata temporis.

(5)	The guaranteed dividend payment shall become due on the first banking day following the Annual General Meeting of Schering for the preceding fiscal year.

(6)
If Schering’s share capital is increased by way of conversion of the company’s funds in return for the issuance of new shares, the guaranteed dividend per share shall decrease in such a way that the total amount of the guaranteed dividend remains unchanged. If Schering’s share capital is increased by means of a contribution in cash or in kind, the rights arising from this § 4 shall also apply to the shares resulting from the capital increase subscribed to by outside shareholders.

Convenience Translation –
German Version legally binding

(7)
In the case that proceedings concerning the adequacy of the guaranteed dividend (“Spruchverfahren”) pursuant to the respective Act (“Spruchverfahrensgesetz”) are initiated and the court determines a higher guaranteed dividend by non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the guaranteed dividend they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if BV, in a settlement to avert or terminate proceedings concerning the adequacy of the guaranteed dividend (“Spruchverfahren”) pursuant to the respective Act (“Spruchverfahrensgesetz”), agrees to a higher guaranteed dividend vis-à-vis a Schering shareholder.

§ 5
Compensation

(1)	Upon demand of an outside shareholder of Schering, BV shall acquire his shares in return for a cash compensation of EUR 89.00 per share.

(2)
The obligation of BV to acquire shares is limited to a specific period of time. The period of time shall expire two months after the date on which the registration of this Agreement in the commercial register of Schering shall be deemed to have been announced in accordance with § 10 HGB. An extension of the time period under § 305 paragraph 4 sentence 3 AktG due to a motion for determination of the guaranteed dividend or the compensation by the court responsible according to § 2 Spruchverfahrensgesetz shall remain unaffected; in this case, the period of time expires two months after the date on which the decision on the last motion ruled on has been publicly announced in the electronic Federal Gazette ("Bundesanzeiger").

(3)	The sale of the shares is free of cost for Schering shareholders.

(4)
If, prior to the expiration of the time period defined in paragraph 2, Schering’s share capital is increased by way of conversion of the company’s funds in return for the issuance of new shares, the compensation per share shall decrease in such a way that the total amount of the compensation remains the same. If the share capital of Schering is increased by means of a contribution in cash or in kind, the rights arising from this § 5 shall apply also to the shares resulting from the capital increase subscribed to by outside shareholders.

Convenience Translation –
German Version legally binding

(5)
In the case that proceedings concerning the adequacy of the compensation (“Spruchverfahren”) pursuant to the respective Act (“Spruchverfahrensgesetz”) are initiated and the court determines an increased compensation by a non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the compensation they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if BV, in a settlement to avert or terminate proceedings concerning the adequacy of the compensation (“Spruchverfahren”) pursuant to the respective Act (“Spruchverfahrensgesetz”), agrees to a higher compensation vis-à-vis a Schering shareholder.

(6)
If this Agreement is terminated by BV at a time in which the time period (defined in this § 5 paragraph 2) for acceptance of the compensation (defined in this § 5 paragraph 1) has expired, each outside shareholder is entitled to sell his shares for EUR 89.00 per share to BV; and BV is in turn obligated to purchase these shares. If the compensation defined in this § 5 paragraph 1 is increased by a non-appealable decision in proceedings concerning the adequacy of the compensation (“Spruchverfahren”), BV will purchase the shares of outside shareholders, in accordance with the conditions described in sentence 1, for the amount determined in the decision. This obligation of BV to acquire the shares is limited to a specific period of time. The period of time shall expire two months after the date on which the registration of this Agreement in the commercial register of Schering shall be deemed to have been announced in accordance with § 10 HGB. Paragraphs 3 and 4 of this § 5 shall apply accordingly.

§ 6
Effectiveness and Term

(1)	To take effect, this Agreement requires the consent of the General Meeting of Schering and the consent of the shareholders’ meeting of BV.

(2)	This Agreement shall take effect upon registration in the Commercial Register at the registered office of Schering. § 2 paragraph 3 of this Agreement shall remain unaffected.

(3)
This Agreement can be terminated by giving written notice subject to a notice period of six months prior to the end of a fiscal year of Schering. This Agreement may be terminated for the first time as of the end of the fiscal year that expires at least five years after the beginning of the fiscal year in which the obligation to transfer the entire profits pursuant to § 2 applies for the first time.

Convenience Translation –
German Version legally binding

(4)
The right to terminate this Agreement for good cause ("wichtiger Grund") without notice shall remain unaffected. Furthermore, BV is entitled to terminate for good cause if it no longer holds the majority of the voting rights of shares in Schering.

§ 7
Comfort Letter (Patronatserklärung)

(1)
BV is a wholly owned subsidiary of Bayer AG. BV and Bayer AG are parties to a profit and loss transfer agreement concluded in 2004 under which Bayer AG is obligated to compensate BV, pursuant to the provisions in § 302 AktG, for any annual net loss arising during the term of the agreement.

(2)
Without joining this Domination and Profit and Loss Transfer Agreement as a contracting party, Bayer AG has issued a comfort letter. In this comfort letter attached as an Annex to this Agreement, Bayer has undertaken irrevocably and without any restrictions to ensure that BV is managed and financially supported in such a manner that BV is at all times in a position to completely and timely perform all of its obligations under this Domination and Profit and Loss Transfer Agreement with Schering. Vis-à-vis the outside shareholders of Schering, Bayer AG guarantees irrevocably and without any restrictions that BV will completely and timely fulfill all of the outside shareholders’ claims under this Domination and Profit and Loss Transfer Agreement between BV and Schering, especially those with respect to the payment of the guaranteed dividend and the compensation.

§ 8
Severability Clause

Should a present or future provision of this Agreement be or become entirely or partly invalid or impracticable, or should there be an omission in this Agreement; the validity of the remaining provisions shall not be affected thereby. The parties to this Agreement, in the place of the invalid or impracticable provision or in order to fill in the omission, undertake to agree on an appropriate provision that, within the framework of what is legally permissible, comes closest to what the parties to this Agreement intended or would have intended in accordance with the purpose of this Agreement if they had considered the point.

Convenience Translation –
German Version legally binding

31 July 2006

Dritte BV GmbH

Dr. Buchmeier	Rosenberg

31 July 2006

Schering Aktiengesellschaft

Dr. Erlen	Dr. Spiekerkötter

Annex:  Comfort Letter of Bayer AG